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12010223

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

*AB 2/29

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AB 3/16

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2012
REGISTRATIONS BRANCH
02

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50034

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2011 (MM/DD/YY) AND ENDING December 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER—DEALER:

American Century Brokerage, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4400 Main Street
(No. and Street)

Kansas City	Missouri	64111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jami Waggoner — (816) 340-7396
(Area Code — Telephone No.)

Financial Operations Principal

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name — if individual, state last, first, middle name)

1100 Walnut Street, Suite 1300	Kansas City	Missouri	64106
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

[redacted]

3/6/2012

American Century Brokerage, Inc.

(A Wholly-Owned Subsidiary of American Century Companies, Inc.)

Table of contents

American Century Brokerage, Inc.
(A Wholly-Owned Subsidiary of American Century Companies, Inc.)

Affirmation

I, Jami Waggoner, affirm that, to the best of my knowledge and belief, the accompanying Statement of Financial Condition pertaining to American Century Brokerage, Inc. (the "Company") as of and for the year ended December 31, 2011, are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Jami Waggoner
Signature

2/24/2012
Date

Financial Operations Principal
Title

Debby L. Herman
Notary Public

DEBBY L. HERMAN
Notary Public – Notary Seal
STATE OF MISSOURI
Cass County
Commission # 11539770
My Commission Expires Dec. 22, 2015

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American Century Brokerage, Inc.
(A Wholly-Owned Subsidiary of American Century Companies, Inc.)

Report of independent auditors

To the Stockholder and Board of Directors of
American Century Brokerage, Inc.
Kansas City, Missouri

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of American Century Brokerage, Inc. ("the Company") (a wholly-owned subsidiary of American Century Companies, Inc.) at December 31, 2011, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 24, 2012
Kansas City, Missouri

American Century Brokerage, Inc.

(A Wholly-Owned Subsidiary of American Century Companies, Inc.)

Statement of financial condition
December 31, 2011

Assets	
Cash and cash equivalents	$ 902,100
Receivable from clearing broker	442,429
Prepaid expenses	131,157
Deposit with clearing broker	100,000
Total assets	$1,575,686
Liabilities and stockholder's equity	
Liabilities	
Payable to ACIM	$ 377,616
Accrued salaries and benefits	163,286
Deferred income taxes	26,813
Accounts payable and accrued expenses	18,405
Income taxes payable to ACC	6,902
Total liabilities	593,022
Stockholder's equity	
Common stock, $1 par value — 75,000 shares authorized, 1,000 shares issued and outstanding	1,000
Additional paid-in capital	24,948,768
Accumulated deficit	(23,967,104)
Total stockholder's equity	982,664
Total liabilities and stockholder's equity	$ 1,575,686

See notes to statement of financial condition.

Notes to financial statements
for the year ended December 31, 2011

1. Nature of operations and summary of significant accounting policies

Nature of operations — American Century Brokerage, Inc. (the "Company") is a registered broker-dealer and wholly-owned subsidiary of American Century Companies, Inc. ("ACC"). The Company is economically dependent upon ACC. The Company's primary purpose is to provide brokerage services to its customers on a fully-disclosed basis on behalf of American Century Investment Management, Inc. ("ACIM"), which is also a subsidiary of ACC. Additionally, American Century Services, LLC ("ACS"), another subsidiary of ACC, serves as the Administrative Agent for ACC and its affiliates, and conducts certain services for the Company.

The Company is subject to the rules and regulations of the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company introduces its customers to another broker/dealer who carries such accounts on a fully disclosed basis. With respect to this activity, the Company promptly forwards all funds and securities received. It does not otherwise hold funds or securities for, or owe money or securities to, customers and does not otherwise carry customers' accounts. Accordingly, the Company is exempt from Rule 15c3-3 under the Securities Exchange Act of 1934, under paragraph (k)(2)(ii) of the Rule.

Pursuant to an agreement between the Company and its clearing broker, the clearing broker is required to perform a computation for proprietary accounts of introducing brokers assets similar to the customer reserve computation. Therefore, proprietary accounts held at the clearing broker are considered allowable assets in the net capital computation.

Cash and cash equivalents — The Company considers all liquid investments with original maturities of three months or less to be cash equivalents, which consisted of an investment in an affiliated money market mutual fund in the amount of $902,100 as of December 31, 2011.

Deposit with clearing broker — The deposit with its clearing broker is required pursuant to the Company's contract with its clearing broker.

Prepaid expenses — Items such as licensing and registration fees are deferred and amortized over a specified period, which is typically one year.

Payable to ACIM — The Company has a payable to ACIM for amounts ACIM pays on behalf of the Company per the cash management agreement.

Commissions — Commissions revenue and related clearing expense are recorded on a trade date basis as securities transactions occur.

Administrative service fees from ACC or its affiliates — Expenses include fees owed for administrative services performed by ACS. The actual costs of these information technology, human resources, office space, and corporate overhead services are allocated to the Company as a proportionate share based on relative head count. Also included are licensing fees the Company pays to ACC or its affiliates, for use of certain trademarks and trade names. These amounts are included in the payable to ACIM on the Statement of Financial Condition.

Income taxes — The Company is included in the consolidated tax return of ACC with other ACC subsidiaries. In accordance with the provisions of the tax sharing agreement between the Company and ACC, ACC allocates income tax expense or benefit to members of the consolidated group based on each subsidiary's contribution to consolidated taxable income or loss, using the statutory rate applicable to the consolidated group. The tax sharing agreement also provides for reimbursement to subsidiaries with net operating losses to the extent those losses are used to reduce consolidated taxable income. Subsidiaries with current taxable income, as calculated on a separate company basis, are liable for payments determined as if they had filed a separate return. These amounts are settled through intercompany transactions on a monthly basis.

The Company records deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax basis. To the extent management believes it is more likely than not that some portion or all of the deferred tax assets will not be realized, a valuation allowance is established. No valuation allowance was recorded as of December 31, 2011.

Use of estimates — The preparation of the Statement of Financial Condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the Statement of Financial Condition. Actual results could differ from those estimates.

2. Employee benefit plans

Retirement plan — Substantially all employees are covered under the American Century Retirement Plan offered by ACC or its other wholly-owned subsidiaries. As of December 31, 2011, accrued plan related expenses were $47,982 and are included in accrued salaries and benefits on the Statement of Financial Condition.

3. Net capital requirements

The Company is subject to the uniform net capital rule (Rule 15c3-1) under the Securities Exchange Act of 1934. Rule 15c3-1 requires the Company to maintain minimum net capital of the greater of $250,000 or 6⅔% of aggregate indebtedness. The Company had net capital, as defined, of $693,129 as of December 31, 2011, which was $443,129 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was .82 to 1 as of December 31, 2011.

4. Guarantees

The Company has provided a guarantee to its clearing broker. Under the agreement, the Company has agreed to indemnify the clearing broker for customers introduced by the Company who are unable to satisfy the terms of their contracts. The potential for the Company to be required to make material payments under this agreement is remote. Accordingly, no liability is recorded on the Statement of Financial Condition for this guarantee.

5. Fair value of financial instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal or most advantageous market at the measurement date. The fair value of a financial instrument should be calculated based on assumptions that market participants would use in pricing the asset or liability, not on assumptions specific to the entity. In addition, the fair value of liabilities should include consideration of non-performance risk including the Company's credit risk.

Valuation inputs used in fair value calculations are classified into a hierarchy. The hierarchy prioritizes the inputs into three levels. These levels are based on the extent inputs used in measuring fair value are observable in the market. Each fair value measurement is reported in one of the three levels determined by the lowest level input. The levels are:

Level 1 — inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.

Level 2 — inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 — inputs are unobservable and reflect management's estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models, and similar techniques.

The Company's financial instruments consist only of cash equivalents, the fair value of which is based on quoted market prices for money market funds. Accordingly, these are classified as Level 1, and the fair value at December 31, 2011 approximates carrying value, as reflected in the Statement of Financial Condition.

6. Income taxes

As of December 31, 2011, the tax effects of temporary differences which give rise to deferred tax assets (liabilities) are as follows:

Accrued sabbatical	$ 12,287
Accrued vacation	9,966
Total deferred tax assets	22,253
Prepaid expenses	(49,066)
Total deferred tax liability	(49,066)
Net deferred income taxes	$(26,813)

7. Subsequent Events

On February 14, 2012, the Company received a capital contribution in the amount of $2,000,000 from ACC. The proceeds were used to fund the Additional paid-in capital of the Company.

Notes

Notes

Notes

American Century Investments®

American Century Investment Services, Inc., Distributor

CC-BKT-74619 1202

American Century Investments®

2011 Annual Report

American Century Brokerage, Inc.

(A Wholly-Owned Subsidiary of American Century Companies, Inc.)

SEC I.D. No. 8-50034
Statement of Financial Condition
as of December 31, 2011,
and Independent Auditors' Report
Filed pursuant to Rule 17a-5 (e)(3) as a PUBLIC DOCUMENT

pwc

Report of Independent Accountants

To the Stockholder and Board of Directors of
American Century Brokerage, Inc.
Kansas City, Missouri

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of American Century Brokerage, Inc. ("the Company") for the year ended December 31, 2011, which were agreed to by the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2011. Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F, of Form SIPC-7 with the respective cash disbursement records entries, as follows:
    a. Compared the amounts shown on item 2B to the payments dated July 28, 2011 in the amount of $896 and January 25, 2012 in the amount of $972 on the Company's disbursement records, noting no differences.
    b. Compared the amount shown on item 2F to the payment dated February 21, 2012 in the amount of $226 on the Company's disbursement records, noting no differences.
2. Compared the Total Revenue amount reported on page 3 of the audited Form X-17A-5 for the year ended December 31, 2011 with the Total Revenue amount of $3,044,843 reported on page 2, item 2a, of Form SIPC-7 for the year ended December 31, 2011, noting no differences.
3. Compared any adjustments reported on page 2, item 2c, of Form SIPC-7 with the supporting schedules and working papers, as follows:
    a. Compared deductions on line 3 in the amount of $2,207,037 to the general ledger revenue account balances relating to commissions, floor brokerage, and clearance paid to another SIPC member in connection with securities transactions provided by the Company, noting no differences when rounded to the nearest dollar.
    b. Compared deductions on line 8 in the amount of $137 to the general ledger revenue account balance relating to interest on a money market account provided by the Company, noting no differences when rounded to the nearest dollar.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:
    a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d, and the General Assessment @ .0025 on page 2, line 2e, of $837,669 and $2,094, respectively, of the Form SIPC-7, noting no differences when rounded to the nearest dollar.

PricewaterhouseCoopers LLP, 1100 Walnut Suite 1300, Kansas City MO 64106
T: (816) 472 7921, F (816) 218 1890, www.pwc.com/us

pwc

b. Recalculated the mathematical accuracy of the deductions on page 2, item 2c, of $2,207,037 and $137 on lines 3 and 8, respectively, by summing the general ledger account balances that make up these deductions, noting no differences when rounded to the nearest dollar.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of American Century Brokerage, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 24, 2012